Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

CPG Carlyle Commitments Master Fund, LLC

If you do not want to sell your Interests at this time, please disregard this notice. This is simply notification of the Fund’s tender offer.

August 1, 2023

Dear Investor:

We are writing to inform you of important dates related to the tender offer by CPG Carlyle Commitments Master Fund, LLC (the “Fund”). If you are not interested in selling your limited liability company interests in the Fund (the “Interests”) at this time, please disregard this notice and take no action.

The tender offer period will begin on August 1, 2023 and end on September 1, 2023, and any Interests tendered to the Fund will be valued on September 29, 2023 for purposes of calculating the purchase price of such Interests. The purpose of the tender offer is to provide liquidity to investors of the Fund. Fund Interests can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers.

Should you wish to sell any of your Interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the form at the end of the Letter of Transmittal will suffice) to the Fund’s Administrator, SS&C Technologies, Inc. and certain of its affiliates (“SS&C”), either by mail (via certified mail or overnight delivery) or by fax. If you do not wish to sell any of your Interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Interests must be received by SS&C, either by mail or by fax, in good order, by September 1, 2023. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by SS&C by calling the Fund at (212) 317-9200. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by SS&C, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 317-9200.

Sincerely,

CPG Carlyle Commitments Master Fund, LLC